Exhibit 8.1

List of subsidiaries of Valens Semiconductor Ltd.

Name of Subsidiary	Jurisdiction of Organization
Valens Semiconductor Inc.	U.S. (Delaware)
Valens Merger Sub Inc.	U.S. (Delaware)
Valens Trading (Shanghai) Co. Ltd.	China
Valens Semiconductor GmbH	Germany
Valens Japan Ltd.	Japan
Acroname Inc.	U.S. (Colorado)